[WRC MEDIA LOGO]



                                                                March 19, 2003

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

       Re: WRC Media Inc.
           Registration on Form S-1 (Registration No. 333-40068)
           -----------------------------------------------------


Ladies and Gentlemen:

          In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, WRC Media Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission issue an order granting the withdrawal of its registration statement on Form S-1 (Registration No. 333-40068) (the "Registration Statement"). The Registrant is requesting such withdrawal because the time period for which the Registrant agreed pursuant to a shareholders' agreement to maintain the effectiveness of the Registration Statement has expired and the Registration Statement has not been amended or updated since it was declared effective on June 28, 2000. None of the selling shareholders have sold shares in connection with the offering covered by the Registration Statement. In addition, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

          If you have any questions with respect to this letter, please contact the undersigned at (203) 705-3503.


                                        Very truly yours,

                                        WRC Media Inc.


                                        /s/ Robert S. Lynch
                                        -------------------------
                                        Robert S. Lynch
                                        Executive Vice President
                                        Chief Operating Officer


                                                      WRC Media Inc.
                                                      512 Seventh Avenue
                                                      New York, NY 10018
                                                      212.768.0455 phone
                                                      212.768.1877 fax
                                                      info@wrcmedia.com
                                                      www.wrcmedia.com